SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	4

	Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4a-Schedule of Delinquent Participant Contributions as of December 31, 2020	19

	Form 5500, Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2020	20

	Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	21

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
Savings Plan of Entergy Corporation and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of delinquent participant contributions and supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP
New Orleans, Louisiana
June 24, 2021

We have served as the auditor of the Plan since 2001.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2020 and 2019

	December 31,
	2020	2019
INVESTMENTS:
Plan interest in Master Trust:
Investments at fair value	$3,879,974,021	$3,574,671,104
Fully benefit-responsive investment contracts at contract value	516,207,302	407,998,539

Total investments	4,396,181,323	3,982,669,643

RECEIVABLES:
Notes receivable from participants	35,946,180	37,986,512
Employer contribution	1,175,579	1,211
Participant contribution	2,484,234	3,006

Total receivables	39,605,993	37,990,729

Net Assets Available for Benefits	$4,435,787,316	$4,020,660,372

See Notes to Financial Statements.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2020

Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$628,959,422

Interest income on notes receivable from participants	2,004,529

Contributions:
Participant	149,282,599
Employer - net of forfeitures	59,475,221
Total contributions	208,757,820

Other credit adjustments - net	74,285

Total additions	839,796,056

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	423,640,593
Administrative fees	1,028,519
Total deductions	424,669,112

Net increase in Net Assets	415,126,944

Net Assets Available for Benefits:
Beginning of Year	4,020,660,372
End of Year	$4,435,787,316

See Notes to Financial Statements.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

Note 1.    General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries, as Amended and Restated Effective January 1, 2013, (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries Plan Document, as amended, as well as the Summary Plan Description and Summaries of Material Modifications for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information. The Entergy Savings Plan is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

The Entergy Savings Plan is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•A profit sharing plan qualified under IRC Section 401(a) and thus exempt under IRC Section 501(a), with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and
•A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

The Entergy Savings Plan is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments effective in 2020: The Entergy Savings Plan was amended:

•effective January 1, 2020, to provide that nondiscrimination testing for the Average Contribution Percentage and Actual Deferral Percentage shall be based upon the current plan year;
•May 22, 2020, to provide that,
◦through the last payroll ending prior to June 1, 2020, eligible earnings for Fossil Operations Bargaining Employees of Entergy Gulf States Louisiana, LLC who are represented by IBEW Local 2286 will no longer include overtime payments; and
◦through the last payroll period ending prior to September 1, 2020, eligible earnings for Transmission, Distribution, Gas Customer Service Support, or Corporate Business Services Bargaining Employees of Entergy Gulf States Louisiana, LLC who are represented by IBEW Local 2286 will no longer include overtime payments;
•August 28, 2020, but effective January 1, 2020, to provide that any cash dividends paid with respect to shares of Entergy Corporation stock may only include the option to be paid to the Trustee and distributed by the Trustee in cash to the member no later than 90 days after the end of the plan year in which the dividends are paid to the Trustee, or reinvested in the Entergy Corporation Stock Fund and credited to the member's Dividend Reinvestment Account-ESOP; and
•December 17, 2020, to provide that, active participation in the Plan for the following collective bargaining units ends effective December 31, 2020:
◦Vermont Yankee Security, UGSOA Local 16;
◦IBEW Local 300, employed at Vermont Yankee Nuclear Power Plant;

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

◦IBEW Local 97 Production and Maintenance, employed at James A. Fitzpatrick Nuclear Power Plant;
◦IBEW Local 97 Security, employed at James A. Fitzpatrick Nuclear Power Plant;
◦UWUA Local 369 Production and Maintenance/Office, Technical and Professional, employed at Pilgrim Nuclear Power Station;
◦UWUA Local 369 Technical, employed at Pilgrim Nuclear Power Station;
◦UWUA Local 590 Engineers, employed at Pilgrim Nuclear Power Station; and
◦UGSOA Local 25, employed at Pilgrim Nuclear Power Station.

The significant provisions of the Entergy Savings Plan, including the effect of these amendments, are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company ("Trustee") as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan's investment options, which, except for the Entergy Corporation Stock Fund, the Vanguard Institutional Index Fund Plus, and Schwab Personal Choice Retirement Account, are managed by its Trustee or affiliates of its Trustee, are:

•Entergy Stable Income Fund
•Entergy Corporation Stock Fund
•T. Rowe Price Blue Chip Growth Trust T6
•T. Rowe Price Bond Trust I T1
•T. Rowe Price Equity Income Trust C
•T. Rowe Price International Core Equity Trust A
•T. Rowe Price New Horizons Trust A
•T. Rowe Price Retirement 2005 Trust C
•T. Rowe Price Retirement 2010 Trust C
•T. Rowe Price Retirement 2015 Trust C
•T. Rowe Price Retirement 2020 Trust C
•T. Rowe Price Retirement 2025 Trust C
•T. Rowe Price Retirement 2030 Trust C
•T. Rowe Price Retirement 2035 Trust C
•T. Rowe Price Retirement 2040 Trust C
•T. Rowe Price Retirement 2045 Trust C
•T. Rowe Price Retirement 2050 Trust C
•T. Rowe Price Retirement 2055 Trust C
•T. Rowe Price Retirement 2060 Trust C
•Schwab Personal Choice Retirement Account
•Vanguard Institutional Index Fund, Institutional Plus

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan is available to employees of participating Entergy System Company employers as soon as administratively practicable following the later of the employee's employment commencement date or eligibility to participate in the Entergy Savings Plan.

Automatic enrollment:    If an eligible newly hired, re-hired or transferred employee does not enroll in the Entergy Savings Plan and does not affirmatively opt out of participation, he or she will be automatically enrolled in the Entergy Savings Plan as soon as administratively practicable following 90 calendar days after his or her hire date, rehire date, the date he or she is eligible due to transfer. If the employee does not opt out of participation in the

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

Entergy Savings Plan or affirmatively enroll at a different contribution percentage, before-tax contributions of 6% of the employee’s eligible earnings will be made automatically to the Entergy Savings Plan on his or her behalf.

The automatic enrollment feature will not apply to an employee who is included in a collective bargaining unit covered by a collective bargaining agreement unless agreed to by the applicable bargaining representative. Participants who are automatically enrolled in the Entergy Savings Plan may elect at any time to change their percentage contribution rate or stop making contributions to the Entergy Savings Plan.

Contributions: The Entergy Savings Plan contributions made by or on behalf of participants are deposited with the Trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to an additional 24% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are subject to certain IRC limitations. The before-tax deferral contribution dollar limit for the calendar year 2020 was $19,500 per participant. The overall annual limit for 2020 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $57,000. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2020 was $6,500. Based on nondiscrimination testing provisions under the Entergy Savings Plan, contributions made by highly compensated employees may be limited based on the average contribution rate of non-highly compensated employees.

The Savings Plan provides for a Company matching contribution on behalf of participating non-bargaining Employees who also actively participate in the Entergy Corporation Cash Balance Plan for Non-Bargaining Employees and for participating bargaining Employees who also actively participate in the Entergy Corporation Cash Balance Plan for Bargaining Employees and whose applicable collective bargaining agreement so provides equal to 100% ($1.00 for each dollar) of the Participant’s elective salary deferral contributions and after-tax contributions that do not exceed 6% of the employee’s regular earnings (base pay) each pay period. The Savings Plan provides for a Company matching contribution for all other participating non-bargaining Employees and for all other bargaining employees whose applicable collective bargaining agreement so provides equal to 70% ($0.70 for each dollar) of the participating Employee’s elective salary deferral contributions and after-tax contributions that do not exceed 6% of the participating Employee’s regular earnings (base pay) each pay period.

Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The Entergy Savings Plan provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC, under an annuity contract described in Section 403(b) of the IRC, under an eligible plan described in Section 457(b) of the IRC or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the IRC may be accepted under the Entergy Savings Plan as a direct rollover or a participant rollover contribution. The Entergy Savings Plan does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments: Participant contributions and employer matching contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Participant contributions and employer matching contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as the Entergy Savings Plan’s Qualified Default Investment Alternatives, based on the year the participant was born:

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

•T. Rowe Price Retirement 2005 Trust C
•T. Rowe Price Retirement 2010 Trust C
•T. Rowe Price Retirement 2015 Trust C
•T. Rowe Price Retirement 2020 Trust C
•T. Rowe Price Retirement 2025 Trust C
•T. Rowe Price Retirement 2030 Trust C
•T. Rowe Price Retirement 2035 Trust C
•T. Rowe Price Retirement 2040 Trust C
•T. Rowe Price Retirement 2045 Trust C
•T. Rowe Price Retirement 2050 Trust C
•T. Rowe Price Retirement 2055 Trust C
•T. Rowe Price Retirement 2060 Trust C

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions and employer matching contributions or reallocate the investment of the existing balance in their participant account at any time, subject to the Trustee's excessive trading guidelines.

Participant accounts: Individual accounts are maintained for each participant of the Entergy Savings Plan. Each participant's account is credited with the participant's contributions and employer matching contributions. As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values. Dividends and interest payments on investments held in the participant’s account are generally reinvested in the fund that generated the dividends and interest payments. A dividend pass-through feature under the Entergy Savings Plan allows participants who have amounts invested in the Entergy Corporation Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Corporation Stock Fund.

Vesting: Participants are fully vested at all times in the total value of their participant account under the Entergy Savings Plan.
In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions, rollover contributions, and System Individual Retirement Accounts. Some employees also may withdraw all or part of their company matching contribution accounts, subject to certain restrictions and limitations. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan. A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and required minimum distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an Individual Retirement Account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403(a), 403(b), 408(a), 408(b), or 457(b) of the IRC. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the IRC to such tax.

Inactive accounts: Terminated participants and beneficiaries with an account balance greater than $5,000 (excluding rollovers) are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the IRC. In addition, the Entergy Savings Plan includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments. The cumulative amount to be distributed to such participants was $1,293,578,056 as of December 31, 2020 and $1,197,560,839 as of December 31, 2019.

Forfeiture accounts: Company matching contributions which matched a distributed excess deferral contribution are forfeited and credited to the Entergy Savings Plan’s forfeiture account. Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions. The forfeiture account held no funds as of December 31, 2020 and December 31, 2019. There were no administrative expenses paid out of the forfeiture account during 2020 and 2019. The forfeiture account was used to reduce company matching contributions by $24,421 in 2020 and by $6 in 2019.

Note 2.    Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: The Entergy Savings Plan's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee. The Entergy Savings Plan maintains a divided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value. Common stock and U.S. Treasury fixed income securities are stated at fair value as determined by quoted market prices on the valuation date. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common trust funds are stated at fair value based on a net asset value per share as a practical expedient, as determined by the issuer of the trust fund based on the fair value of the underlying investments. Fixed income debt securities (corporate, government, and

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

securitized) are stated at fair value based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, which may include guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund (Note 4). GICs, SICs, and SACs are reported at contract value and are presented in the investments of the Master Trust table at contract value, the value at which participants may ordinarily transact (Note 5).

Notes receivable from participants: Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

General administrative expenses: General administrative expenses are paid from an expense pay account, which is funded by deductions from participants’ accounts. To the extent general administrative expenses are not paid from the expense pay account or the Plan’s forfeiture account, they are paid by the participating Entergy System Companies and are not recorded in the financial statements.

Risks and uncertainties: The Entergy Savings Plan utilized various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for the Entergy Savings Plan.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service (IRS) and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. As of December 31, 2020 and 2019, benefits payable were $181,018 and $1,227,550, respectively. Refer to Note 9 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investment options available under the Entergy Savings Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.    Fair Value Measurements

In August 2018 the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." The ASU amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate net asset value as a practical expedient to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Entergy Savings Plan or announced the timing publicly. The ASU clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Entergy Savings Plan adopted ASU No. 2018-13 as of December 31, 2020, as permitted.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs.

The Master Trust classifies its investments as follows:

•Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; or
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2020.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$31,001,566	$—	$—	$31,001,566
Common stock	406,569,093	—	—	406,569,093
Mutual funds	362,615,624	—	—	362,615,624
Common trust funds (a)				3,146,005,813
Brokerage accounts:
Mutual funds	51,748,391	—	—	51,748,391
Total	$851,934,674	$—	$—	$3,997,940,487

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2019.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$22,631,299	$—	$—	$22,631,299
Common stock	524,758,511	—	—	524,758,511
Mutual funds	349,904,587	—	—	349,904,587
Common trust funds (a)				2,733,939,035
Brokerage accounts:
Mutual funds	43,647,982	—	—	43,647,982
Total	$940,942,379	$—	$—	$3,674,881,414

(a)Common trust funds are not publicly quoted and are valued using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value hierarchy tables above. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date.

Note 4.    Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust may invest in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the Trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the trust on behalf of the plan and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust. SACs share certain attributes of both traditional and synthetic investment contracts. The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management and the Employee Benefits Committee are not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.    Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. The interest and dividends and the net depreciation or appreciation in the fair value of investments are allocated to the individual accounts on a daily basis based upon the individual accounts’ equitable share of the various investment funds that comprise the Master Trust. The total interest of the Entergy Savings Plan is determined as the sum of the individual account balances of the Entergy Savings Plan.

In February 2017 the FASB issued ASU No. 2017-06, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting.” The ASU seeks to clarify presentation and disclosure requirements for employee benefit plans that hold interests in a master trust. The ASU requires a plan’s interest in master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also removes the requirement to disclose the percentage interest in master trust for plans with divided interests and requires that all plans disclose the dollar amount of their respective interest in each type of investment, which supplements the existing requirement to disclose the master trust balances in each type of investment. The ASU requires all plans to disclose the master trust’s other assets and liability balances and the dollar amount of the plan’s

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

interest in each of those balances. The Entergy Savings Plan adopted ASU No. 2017-06 as of December 31, 2019, as permitted.

The Master Trust investments and the Entergy Savings Plan's interest in the net assets of the Master Trust investments as of December 31, 2020 are as follows:

	Master Trust Balances	Entergy Savings Plan's interest in Master Trust Balances

Investments at fair value
Cash and cash equivalents	$31,001,566	$30,390,390
Common stock*	406,569,093	404,931,256
Mutual funds	362,615,624	352,845,310
Common trust funds	3,146,005,813	3,041,454,315
Brokerage accounts	51,748,391	50,352,750
Total investments at fair value	3,997,940,487	3,879,974,021

Fully benefit- responsive investment contracts at contract value	526,747,058	516,207,302

Total investments	$4,524,687,545	$4,396,181,323

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

The Master Trust investments and the Entergy Savings Plan's interest in the net assets of the Master Trust investments as of December 31, 2019 are as follows:

	Master Trust Balances	Entergy Savings Plan's interest in Master Trust Balances

Investments at fair value
Cash and cash equivalents	$22,631,299	$22,291,546
Common stock*	524,758,511	523,299,982
Mutual funds	349,904,587	340,641,092
Common trust funds	2,733,939,035	2,645,858,756
Brokerage accounts	43,647,982	42,579,728
Total investments at fair value	3,674,881,414	3,574,671,104

Fully benefit- responsive investment contracts at contract value	414,223,744	407,998,539

Total investments	$4,089,105,158	$3,982,669,643

*The common stock consists entirely of Entergy Corporation common stock. Effective as of January 1, 2007, all investments in Entergy Corporation common stock became eligible for immediate diversification which means any investment in Entergy Corporation common stock in a participant’s account may be redirected by the participant to another investment option offered by the Entergy Savings Plan. As of December 31, 2020 and 2019, there were no non-participant directed investments in Entergy Corporation common stock.

Investment income in the Master Trust for the year ended December 31, 2020 is summarized as follows:

Investment income:
Dividend	$26,343,022
Net realized and unrealized appreciation of investments	622,926,777
Total investment income	$649,269,799

Note 6.    Tax Status

The IRS has determined that the Entergy Savings Plan is in compliance with the applicable requirements of the IRC of 1986 as amended. The most recent favorable determination letter relating to the Entergy Savings Plan (as amended and restated effective January 1, 2013) is dated May 30, 2014. Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to the Entergy Savings Plan are in compliance with the requirements of the IRC and that the Entergy Savings Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related Master Trust continue to be tax-exempt. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

The Entergy Savings Plan administrator (the Plan Administrator) believes that, to the best of its knowledge, the Entergy Savings Plan has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS. The Plan Administrator believes that the Entergy Savings Plan is no longer subject to IRS examinations for years prior to 2017, except for qualification issues.

Note 7.    Entergy Savings Plan Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.    Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $99.84 per share at December 31, 2020 and $119.80 per share at December 31, 2019. See Note 5 to the financial statements for further discussion of Entergy Savings Plan’s interest in the Master Trust including dividend income.

Note 9.    Reconciliation to Form 5500

As of December 31, 2020 and December 31, 2019, the Entergy Savings Plan had $181,018 and $1,227,550, respectively, of pending distributions to participants withdrawing all or a portion of their investments from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits, which is in accordance with accounting principles generally accepted in the United States of America.

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2020 and 2019 presents the Entergy Savings Plan's interest in the Master Trust at contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2020 and 2019, the Entergy Savings Plan’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on the Entergy Savings Plan’s Form 5500 as part of the assets of the plan at the end of the plan year.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan Form 5500 as of December 31, 2020 and 2019:

	Net Assets Available for Benefits
	2020	2019
Net assets available for benefits, per the financial statements	$4,435,787,316	$4,020,660,372
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,673,481	5,997,012
Participant loans treated as deemed distributions, including accrued interest	(555,125)	(427,879)
Total assets per Form 5500, at fair value	4,456,905,672	4,026,229,505

Benefit claims payable liability	(181,018)	(1,227,550)
Net assets per Form 5500	$4,456,724,654	$4,025,001,955

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020 to the net income on the Entergy Savings Plan Form 5500 for the year ended December 31, 2020:

Increase in net assets per the financial statements	$415,126,944
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,997,012)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,673,481
Reverse: Prior year benefit claims payable liability	1,227,550
Benefit claims payable liability	(181,018)
Reverse: Prior year participant loans treated as deemed distributions, including accrued interest	427,879
Participant loans treated as deemed distributions, including accrued interest	(555,125)
Net income per Form 5500	$431,722,699

Note 10. The COVID-19 Pandemic

The COVID-19 pandemic and the measures to control it have adversely affected economic activity and financial markets worldwide. The COVID-19 pandemic is still ongoing and the magnitude of effect on financial markets remains highly uncertain and cannot be predicted. The effect of the COVID-19 pandemic is reflected in the financial statements as of and for the year ended December 31, 2020, but the degree and duration of the future financial impact of the COVID-19 pandemic on the Entergy Savings Plan cannot be reasonably estimated at this time.

The Entergy Savings Plan operationally has adopted certain 401(k) participant loan and withdrawal provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that are effective for portions of the 2020 plan year in order to provide relief to Participants affected by COVID-19. To comply with the CARES Act, the Entergy Savings Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Entergy Savings Plan.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2020 and 2019, and for the Year Ended December 31, 2020

The Entergy Savings Plan operationally has adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) that are effective beginning with the 2020 plan year, including not requiring minimum distributions until age 72. To comply with the SECURE Act, the Entergy Savings Plan will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Entergy Savings Plan.

Attachment to 2020 Form 5500, Schedule H, Question 4a

E.I.N. 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Delinquent Participant Contributions
As of December 31, 2020
Plan Sponsor: Entergy Corporation

	Total That Constitutes Nonexempt Prohibited Transaction			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to the Plan	$—	$116	$—	$—

Attachment to 2020 Form 5500, Schedule H, Question 4i

E.I.N. 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Assets (Held at End of Year)
As of December 31, 2020
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 10.5%	01/01/2020 - 12/15/2040	N/A	$35,946,180	**

* Party-in-interest
** Net of $555,125 in deemed loan distributions

SIGNATURE

    The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

By: /s/ Kimberly A. Fontan
Kimberly A. Fontan Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 24, 2021

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-251819 of Entergy Corporation on Form S-8 of our report dated June 24, 2021, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2020.
/s/ DELOITTE & TOUCHE LLP
New Orleans, Louisiana
June 24, 2021